Writer’s Direct Dial: (212) 225-2864 E-Mail: jkarpf@cgsh.com

August 22, 2007

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, DC 20549

Re:	Lumber Liquidators, Inc. Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-142309)

(the “Registration Statement”)

Dear Ms. Hardy:

On behalf of our client, Lumber Liquidators, Inc. (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, as amended, Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We respectfully advise the Staff that the Company’s responses to the comments contained in your letter dated June 20, 2007 relating to Amendment No. 2 to the Registration Statement were contained in a letter previously filed with the Commission on August 2, 2007. Should you have any questions or require any further information with respect to the Registration Statement, the previously filed response letter or any matters relating to the filing, please do not hesitate to call me at (212) 225-2864, or James Small at (212) 225-2015.

Sincerely,

/s/ JEFFREY D. KARPF

Jeffrey D. Karpf, Esq.

cc:	Brigitte Lippman

Patricia Armelin

John Cash

    Securities and Exchange Commission

Jeffrey W. Griffiths

Daniel E. Terrell

E. Livingston B. Haskell

    Lumber Liquidators, Inc.

Robert E. Buckholz, Jr.

    Sullivan & Cromwell LLP